

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 21, 2017

Via E-mail
Mr. James T. Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

> **Re: Bio-Techne Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 29, 2016**
> **Form 10-Q for the Quarterly Period Ended December 31, 2016**
> **Filed February 9, 2017**
> **Response Dated March 23, 2017**
> **File No. 000-17272**

Dear Mr. Hippel:

We have reviewed your March 23, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

1. Regarding your response to our prior comment 1 of our February 22, 2017 letter, please provide us proposed disclosure to be included in your future periodic reports and future earnings releases that explains how each of your adjusted financial measures:
   - is helpful in assessing your ongoing operating results specifically addressing your exclusion of amortization of intangible assets you acquire and stock-based compensation that appear to be ongoing expenses;
   - facilitates your internal comparisons to historical operating results; and
   - facilitates comparisons to competitors' operating results, which may not be determined in the same manner.

You may contact Sasha Parikh, Senior Staff Accountant, at (202) 551-3627 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance